EXHIBIT 99.1

Portage Biotech Reports Fiscal Year-Ended March 31, 2023 Financial Results and Business Update

  Company poised to accelerate accrual in all clinical programs as it activates numerous sites across multiple U.S. cities and abroad and takes over sponsorship from the investigator-led program
  Updated interim data for lead iNKT engager, PORT-2, presented at the 2023 ASCO Annual Meeting showed early evidence of monotherapy activity with minimal toxicity
  First patient dosed in Phase 1a trial of PORT-6 (A2AR antagonist) in select solid tumors

WESTPORT, Conn., July 31, 2023 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as monotherapy and in combination, today announced financial results for the fiscal year ended March 31, 2023.

“We continue to advance our clinical programs with important progress made recently in both our iNKT engager and adenosine programs and are pleased to see the trials generating interest from the academic community,” said Dr. Ian Walters, Chief Executive Officer and Chairman of Portage Biotech. “At ASCO we presented favorable interim data from the Phase 1/2 trial of our lead program, PORT-2 for the treatment of patients with advanced melanoma and metastatic non-small cell lung cancer. The presented data showed early evidence of monotherapy activity and meaningful reduction of several target lesions with minimal toxicity. This has led to our expansion of the trial globally and transition of sponsorship from the academic sponsor to Portage.”

“We also recently announced the dosing of the first patient in our adaptive Phase 1a/1b trial, ADPORT-601 (NCT04969315), evaluating PORT-6, our adenosine 2A receptor (A2AR) antagonist candidate, in patients with biomarker selected solid tumors including prostate cancer, renal and non-small cell lung cancer (NSCLC),” continued Dr. Walters. “The ADPORT-601 trial includes plans to also evaluate PORT-7, our adenosine 2B receptor (A2BR) antagonist, and is designed to adapt over time, including safety and efficacy cohorts for both candidates as monotherapy and in combination with checkpoint inhibitors as well as other immune activating agents from Portage’s pipeline. Recently, having chaired a new conference focused on the adenosine pathway, we were encouraged to see the work many companies are doing in this space. We remain confident in our highly differentiated assets and development strategy as clinical trial sites continue to open in the U.S., to accelerate patient accrual in our clinical programs.”

Company Highlights

  Entered into a clinical collaboration agreement with Merck for the evaluation of PORT-2, in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, for patients with first-line as well as PD-1 refractory NSCLC.
  The Company hosted a Key Opinion Leader webinar highlighting the potential of targeting the adenosine pathway, featuring Lawrence Fong, M.D., from The University of California, San Francisco (UCSF) Helen Diller Family Comprehensive Cancer Center, and Sumit Subudhi, M.D., Ph.D., from MD Anderson Cancer Center. The event covered the immunologic rationale and current clinical landscape that set the foundation for Portage’s development approach. A replay of the event is available here.

Financial Results from Year Ended March 31, 2023

The Company generated a net loss of approximately $104.7 million and other comprehensive loss of approximately $109.9 million during the year ended March 31, 2023 (“Fiscal 2023”), which includes approximately $88.0 million of net non-cash expenses compared to a net loss and comprehensive loss of approximately $19.2 million during the year ended March 31, 2022 (“Fiscal 2022”), an increase in net loss of $85.5 million and an increase in other comprehensive loss of $90.7 million, year-over-year. The increase was primarily due to non-cash losses on impairment relating to the Company’s identifiable intangible assets, goodwill, and certain investments and convertible note receivable.

Operating expenses, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $16.6 million in Fiscal 2023, compared to $15.6 million in Fiscal 2022, an increase of $1.0 million due primarily to the addition and start of the PORT-6 clinical trial and the iNKT clinical trial for PORT-2, which is discussed more fully below.

R&D costs increased by approximately $1.4 million, or approximately 21%, from approximately $6.8 million in Fiscal 2022, to approximately $8.2 million in Fiscal 2023. The increase was primarily attributable to the start-up and manufacturing costs associated with the adenosine assets (PORT-6 and PORT-7) acquired in the Tarus acquisition of $1.9 million and the clinical trial costs of $1.5 million associated with the iNKT clinical trial for PORT-2. There were no such costs incurred in Fiscal 2022. Additionally, the Company incurred additional R&D service costs totaling $0.4 million in Fiscal 2023. These increases were partially offset by a reduction in non-cash share-based compensation expense of $2.4 million with respect to stock options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants of stock options made in Fiscal 2023, as well as the timing of the grants.

G&A expenses decreased by approximately $0.4 million, or approximately 5%, from approximately $8.8 million in Fiscal 2022, to approximately $8.4 million in Fiscal 2023. Professional fees increased by $1.3 million, of which $0.8 million was attributable to legal fees associated with the Tarus acquisition and $0.5 million was attributable to audit and accounting related expenses and filing fees in Fiscal 2023 associated with the updating of public filings, as well as costs associated with the Tarus acquisition review and to the iOx purchase of the then existing non-controlling interest. Payroll-related and board expenses increased by $1.1 million due to the adoption of a compensation program in Fiscal 2023 designed to attract and retain management and board members, which was partially offset by a decrease in non-cash share-based compensation expense of $2.4 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants and the decrease of $0.4 million associated with D&O insurance, which was attributable to a decrease in the D&O premium market year-over-year.

The Company’s other items of income and expense were substantially non-cash in nature and aggregated approximately $105.9 million net expense in Fiscal 2023, compared to approximately $0.8 million net income in Fiscal 2022. The primary reason for the year-over-year difference in other items of income and expense were the non-cash losses on impairment relating to the carrying value of in-process research and development (“IPR&D”) for iOx and Tarus of $59.320 million and $4.585 million, respectively, the impairment of goodwill totaling $43.862 million, and the loss on impairment relating to our investment in Stimunity and the Stimunity convertible note of $0.607 million and $0.211 million, respectively. The impairment analysis was undertaken as a result of indications of impairment from the overall life sciences market and our market capitalization. We considered a number of factors relating to the fair value analysis of the assets as of March 31, 2023, including the cost of capital, discount rates, and the impact of timing delays of obtaining data. These losses were slightly offset by non-cash gains from the change (decrease) in fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation - iOx milestone totaling $2.711 million and net interest income, net from investments in short-term investments in Fiscal 2023.

Additionally, the Company recognized a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, compared to the prior year, primarily attributable to the tax effect of the non-cash loss on impairment on the IPR&D in iOx , as well as changes related to the future U.K. tax rates and the effect of the change in exchange rates on the liability settleable in British pound sterling.

Finally, in Fiscal 2023, the Company also performed a fair value analysis on its investment in Intensity Therapeutics, Inc. (“Intensity”) (NASDAQ: INTS), and determined a fair value of $2.087 million, as compared to its original carrying value of $7.409 million, resulting in a non-cash unrealized loss in value in Intensity of $5.322 million recorded as other comprehensive income (loss) in Fiscal 2023.

As of March 31, 2023, the Company had cash and cash equivalents of approximately $10.5 million and total current liabilities of approximately $1.9 million.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co. LLC., Rahway, N.J., USA.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. Lead programs in the Portage portfolio include first-in-class invariant natural killer T cell (iNKT) small molecule engagers and potentially best-in-class adenosine antagonists. These programs are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company's plans to advance first-in-class therapies to improve long-term treatment response and quality of life in patients with evasive cancers; the Company’s ability to accelerate accrual in all of its clinical programs as it activates numerous sites across multiple U.S. cities and abroad; the Company’s plans to advance its clinical programs, including it iNKT engager and adenosine programs; the Company’s confidence in its highly differentiated assets and development strategy; are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Raena Mina
rmina@lifescicomms.com

---tables to follow---

Portage Biotech Inc.
Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Years Ended March 31,
	2023	2022	2021
Expenses
Research and development	$8,214	$6,769	$7,312
General and administrative expenses	8,361	8,819	5,128
Loss from operations	(16,575)	(15,588)	(12,440)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	2,711	–	–
Impairment loss - iOx IPR&D	(59,320)	–	–
Impairment loss - Tarus IPR&D	(4,585)	–	–
Impairment loss - Goodwill	(43,862)
Impairment loss - Stimunity	(818)
Share of loss in associate accounted for using equity method	(260)	(62)	(490)
Change in fair value of warrant liability	33	852	(790)
Loss on equity issued at a discount	–	–	(1,256)
Loss on extinguishment of notes payable	–	–	(223)
Gain on sale of marketable equity securities	–	–	72
Gain on disposition of subsidiaries	–	–	412
Foreign exchange transaction (loss) gain	(53)	24	–
Depreciation expense	(1)	–	–
Interest income	217	–	–
Interest expense	(9)	(43)	(177)
Loss before provision for income taxes	(122,522)	(14,817)	(14,892)
Income tax benefit (expense)	17,856	(4,352)	(2,297)
Net loss	(104,666)	(19,169)	(17,189)
Other comprehensive income (loss)
Net unrealized loss on investments	(5,283)	–	–
Total comprehensive loss for year	$(109,949)	$(19,169)	$(17,189)

Net loss attributable to:
Owners of the Company	$(104,611)	$(16,870)	$(15,833)
Non-controlling interest	(55)	(2,299)	(1,356)
Net loss	$(104,666)	$(19,169)	$(17,189)

Comprehensive loss attributable to:
Owners of the Company	$(109,894)	$(16,870)	$(15,833)
Non-controlling interest	(55)	(2,299)	(1,356)
Total comprehensive loss for year	$(109,949)	$(19,169)	$(17,189)

Loss per share
Basic and diluted	$(6.49)	$(1.29)	$(1.35)

Weighted average shares outstanding
Basic and diluted	16,119	13,060	11,733

Portage Biotech Inc.
Condensed Consolidated Interim Statements of Financial Position
(U.S. Dollars in thousands)

	March 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$10,545	$23,352
Prepaid expenses and other receivables	2,689	1,480
Convertible note receivable	442	–
Total current assets	13,676	24,832
Non-current assets
Investment in associate	806	1,673
Investment in private company	2,087	7,409
Goodwill	–	43,324
In-process research and development	81,683	117,388
Deferred commitment fee	839	–
Other assets, including equipment, net	38	36
Total non-current assets	85,453	169,830
Total assets	$99,129	$194,662

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$1,865	$750
Warrant liability	–	33
Total current liabilities	1,865	783
Non-current liabilities
Deferred tax liability	10,564	28,445
Deferred purchase price payable – Tarus	7,179	–
Deferred obligation - iOx milestone	4,126	–
Total non-current liabilities	21,869	28,445
Total liabilities	23,734	29,228

Shareholders’ Equity
Capital stock	218,782	158,324
Stock option reserve	21,204	16,928
Accumulated other comprehensive (loss) income	(4,325)	958
Accumulated deficit	(159,616)	(55,005)
Total equity attributable to owners of the Company	76,045	121,205
Non-controlling interest	(650)	44,229
Total equity	75,395	165,434
Total liabilities and equity	$99,129	$194,662
Commitments and Contingent Liabilities